UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

_____________

SCHEDULE 13G

Under the Securities Exchange Act of 1934

Houston Wire & Cable Company
(Name of Issuer)

Common Stock
(Title of Class of Securities)

                                            44244K109
(CUSIP Number)

May 28, 2015
 (Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐      Rule 13d-1(b)

[x]      Rule 13d-1(c)

☐      Rule 13d-1(d)

*  The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 44244K109

1.	NAME OF REPORTING PERSONS The D3 Family Fund, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [X] (b) [ ]
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Washington
NUMBER OF SHARES BENEFICIALLY	5.	SOLE VOTING POWER 0
OWNED BY EACH REPORTING	6.	SHARED VOTING POWER 240,321 common shares (1.4%)
PERSON WITH	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 240,321
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON For the reporting person listed on this page, 240,321; for all reporting persons as a group, 886,122 shares (5.2%)
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [ ]
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) For the reporting person listed on this page,1.4%; for all reporting persons as a group, 5.2%
12.	TYPE OF REPORTING PERSON PN

CUSIP No. 44244K109

1.	NAME OF REPORTING PERSONS The D3 Family Bulldog Fund, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [X] (b) [ ]
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Washington
NUMBER OF SHARES BENEFICIALLY	5.	SOLE VOTING POWER 0
OWNED BY EACH REPORTING	6.	SHARED VOTING POWER 588,385 common shares (3.4%)
PERSON WITH	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 588,385
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON For the reporting person listed on this page, 588,385; for all reporting persons as a group, 886,122 shares (5.2%)
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [ ]
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) For the reporting person listed on this page,3.4%; for all reporting persons as a group, 5.2%
12.	TYPE OF REPORTING PERSON PN

CUSIP No. 44244K109

1.	NAME OF REPORTING PERSONS The DIII Offshore Fund, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [X] (b) [ ]
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Bahamas
NUMBER OF SHARES BENEFICIALLY	5.	SOLE VOTING POWER 0
OWNED BY EACH REPORTING	6.	SHARED VOTING POWER 57,416 common shares (0.3%)
PERSON WITH	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 57,416
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON For the reporting person listed on this page, 57,416; for all reporting persons as a group, 886,122 shares (5.2%)
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [ ]
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) For the reporting person listed on this page,0.3%; for all reporting persons as a group, 5.2%
12.	TYPE OF REPORTING PERSON PN

CUSIP No. 44244K109

1.	NAME OF REPORTING PERSONS Nierenberg Investment Management Company, Inc.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [X] (b) [ ]
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Washington
NUMBER OF SHARES BENEFICIALLY	5.	SOLE VOTING POWER 0
OWNED BY EACH REPORTING	6.	SHARED VOTING POWER 886,122 common shares (5.2%)
PERSON WITH	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 886,122
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON For the reporting person listed on this page, 886,122; for all reporting persons as a group, 886,122 shares (5.2%)
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [ ]
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) For the reporting person listed on this page,5.2%; for all reporting persons as a group, 5.2%
12.	TYPE OF REPORTING PERSON CO

CUSIP No. 44244K109

1.	NAME OF REPORTING PERSONS Nierenberg Investment Management Offshore, Inc.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [X] (b) [ ]
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Bahamas
NUMBER OF SHARES BENEFICIALLY	5.	SOLE VOTING POWER 0
OWNED BY EACH REPORTING	6.	SHARED VOTING POWER 57,416 common shares (0.3%)
PERSON WITH	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 57,416
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON For the reporting person listed on this page, 57,416; for all reporting persons as a group, 886,122 shares (5.2%)
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [ ]
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) For the reporting person listed on this page,0.3%; for all reporting persons as a group, 5.2%
12.	TYPE OF REPORTING PERSON CO

CUSIP No. 44244K109

1.	NAME OF REPORTING PERSONS David Nierenberg
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [X] (b) [ ]
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY	5.	SOLE VOTING POWER 0
OWNED BY EACH REPORTING	6.	SHARED VOTING POWER 886,122 common shares (5.2%)
PERSON WITH	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 886,122
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON For the reporting person listed on this page, 886,122; for all reporting persons as a group, 886,122 shares (5.2%)
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [ ]
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) For the reporting person listed on this page,5.2%; for all reporting persons as a group, 5.2%
12.	TYPE OF REPORTING PERSON IN

This Schedule 13G reflects the beneficial ownership of the Reporting Persons (as defined below) as of June 5, 2015.

Item 1.

(a)           Name of Issuer:

Houston Wire & Cable Company (the “Issuer”)

(b)           Address of Issuer's Principal Executive Offices:

10201 North Loop East, Houston TX 77029
Item 2.

(a), (c)	Name of Person Filing and Citizenship:

The names of the persons filing this Schedule 13G (collectively, the “Reporting Persons”) are:

•	The D3 Family Fund, L.P., a Washington limited partnership (the “Family Fund”);

•	The D3 Family Bulldog Fund, L.P., a Washington limited partnership (the “Bulldog Fund”);

•	The DIII Offshore Fund, L.P., a Bahamas limited partnership (the “Offshore Fund”);

•	Nierenberg Investment Management Company, Inc., a Washington corporation (“NIMCO”) which is the sole general partner of the Family Fund and the Bulldog Fund;

•	Nierenberg Investment Management Offshore, Inc. (“NIMO”), which is a wholly-owned subsidiary of NIMCO and is the sole general partner of the Offshore Fund;

•	David Nierenberg, a United States citizen (“Mr. Nierenberg”), who is the President of each of the two general partners.

NIMCO and Mr. Nierenberg may each be deemed to have voting and dispositive power with respect to the shares of Common Stock (as defined below) held by the the Famliy Fund, the Bulldog Fund and the Offshore Fund.  NIMO may be deemed to have voting and dispositive power with respect to the shares of Common Stock held by the Offshore Fund.

(b)           Address of Principal Business Office or, if None, Residence:

The business address of each of the Reporting Persons is 19605 N.E. 8th Street, Camas, Washington  98607.

(d)           Title of Class of Securities:  Common Stock

(e)           CUSIP Number: 44244K109

Item 3.	If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a: N/A

(a)	☐	Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o);

(b)	☐	Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)	☐	Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c);

(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

(e)	☐	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

(k)	☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

If filing as a non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J), please specify the type of institution: ____.

If this statement is filed pursuant to Rule 13d-1(c), check this box [x]

Item 4.	Ownership.

(a), (b)    Amount beneficially owned; Percent of Class:

The following reflects the beneficial ownership of the Reporting Persons as of the close of business on June 5, 2015:

(i)           The Family Fund individually beneficially owns 240,321 shares of Common Stock, constituting approximately 1.4% of all of the outstanding shares of Common Stock based on 17,205,911 shares of Common Stock outstanding as of May 1, 2015 as set forth in the Form 10-Q filed by the Issuer on May 7, 2015.

(ii)           The Bulldog Fund individually beneficially owns 588,385 shares of Common Stock, constituting approximately 3.4% of all of the outstanding shares of Common Stock.

(iii)           The Offshore Fund individually beneficially owns 57,416 shares of Common Stock, constituting approximately 0.3% of all of the outstanding shares of Common Stock.

(iv)           NIMCO may be deemed to to be the beneficial owner of the 866,122 shares of Common Stock owned by the Family Fund, the Bulldog Fund and the Offshore Fund, constituting approximately 5.2% of all of the outstanding shares of Common Stock.

(v)           NIMO may be deemed to to be the beneficial owner of the 57,416 shares of Common Stock owned by the Offshore Fund, constituting approximately 0.3% of all of the outstanding shares of Common Stock.

(vii)           Mr. Nierenberg may be deemed to be the beneficial owner of the 866,122 shares of Common Stock beneficially owned by NIMCO and NIMO, constituting approximately 5.2% of all of the outstanding shares of Common Stock.

(viii)           The Reporting Persons, in the aggregate, beneficially own 866,122 Shares, constituting approximately 5.2% of the outstanding shares of Common Stock.

(c)           Number of shares as to which such person has:

(i), (iii)         None of the Reporting Persons has the sole power (A) to vote or direct the vote of, or (B) to dispose or direct the disposition of, any shares of Common Stock.

(ii), (iv)        The Family Fund, NIMCO and Mr. Nierenberg have shared power (A) to vote or direct the vote of, and (B) to dispose or direct the disposition of, the 240,321 shares of Common Stock held by the Family Fund.

     The Bulldog Fund, NIMCO and Mr. Nierenberg have shared power (A) to vote or direct the vote of, and (B) to dispose or direct the disposition of, the 588,385 shares of Common Stock held by the Bulldog Fund.

     The Offshore Fund, NIMO, NIMCO and Mr. Nierenberg have shared power (A) to vote or direct the vote of, and (B) to dispose or direct the disposition of, the 57,416 shares of Common Stock held by the Offshore Fund.

Item 5.	Ownership of Five Percent or Less of a Class.

N/A

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

N/A

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

N/A

Item 8.	Identification and Classification of Members of the Group.

Exhibit 1 hereto is the Joint Filing Agreement among the Reporting Persons dated August 30, 2013 pursuant to which all of the Reporting Persons have authorized the filings under Regulation 13D-G and amendments thereto as a group.

Item 9.	Notice of Dissolution of Group.

N/A

Item 10.	Certification.

By signing below each of the undersigned certifies that, to the best of its or his knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in the Statement is true, complete and correct.

The D3 Family Fund, L.P. and The D3 Family Bulldog Fund, L.P.
By: Nierenberg Investment Management Company, Inc.
June 8, 2015	Its: General Partner By: /s/ David Nierenberg David Nierenberg, President
The DIII Offshore Fund, L.P. By: Nierenberg Investment Management Offshore, Inc.
June 8, 2015	Its: General Partner By: /s/ David Nierenberg David Nierenberg, President
Nierenberg Investment Management Company, Inc.
June 8, 2015	By: /s/ David Nierenberg David Nierenberg, President
Nierenberg Investment Management Offshore, Inc.
June 8, 2015	By: /s/ David Nierenberg David Nierenberg, President
June 8, 2015	/s/ David Nierenberg David Nierenberg

EXHIBIT 1

JOINT FILING AGREEMENT (RESTATED)

WHEREAS, the undersigned (collectively, the "Reporting Persons") from time to time make filings with the Securities and Exchange Commission pursuant to Regulation 13D-G under the Securities Exchange Act of 1934, as amended; and

WHEREAS, the Reporting Persons prefer to make joint filings on behalf of all Reporting Persons rather than individual filings on behalf of each of the Reporting Persons;

NOW, THEREFORE, the undersigned hereby agree as follows with each of the other Reporting Persons:

1.           Each of the Reporting Persons is individually eligible to make joint filings.

2.           Each of the Reporting Persons is responsible for timely making joint filings and any amendments thereto.

3.           Each of the Reporting Persons is responsible for the completeness and accuracy of the information concerning such person contained in joint filings.

4.           None of the Reporting Persons is responsible for the completeness or accuracy of the information concerning the other Reporting Persons contained in joint filings, unless such person knows or has reason to believe that such information is inaccurate.

5.           This Joint Filing Agreement amends, restates and supersedes the Joint Filing Agreement (Restated) dated March 5, 2008 by and among the undersigned and the D3 Family Canadian Fund, L.P. (the “Canadian Fund”), but only as to those filings to be made by all Reporting Persons (and not the Canadian Fund).

6.           The undersigned agree that each joint filing made on or after the date hereof will be, and any amendment thereto will be, made on behalf of each of the Reporting Persons.

The D3 Family Fund, L.P. and The D3 Family Bulldog Fund, L.P.
By: Nierenberg Investment Management Company, Inc.
August 30, 2013	Its: General Partner By: /s/ David Nierenberg David Nierenberg, President
The DIII Offshore Fund, L.P. By: Nierenberg Investment Management Offshore, Inc.
August 30, 2013	Its: General Partner By: /s/ David Nierenberg David Nierenberg, President
Nierenberg Investment Management Company, Inc.
August 30, 2013	By: /s/ David Nierenberg David Nierenberg, President
Nierenberg Investment Management Offshore, Inc.
August 30, 2013	By: /s/ David Nierenberg David Nierenberg, President
August 30, 2013	/s/ David Nierenberg David Nierenberg